UNITED STATES
SECU[redacted]COMMISSION
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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 3 2003
WASH. D.C. 155

A 03013359 REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48989

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

P.M.K. Securities and Research, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 East Atlantic Avenue
(No. and Street)

Delray Beach	Florida	33483
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Kumar — (561) 274-9006
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

4901 NW 17th Way, Suite 306, Fort Lauderdale, Florida 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of P.M.K. Securities & Research, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of P.M.K. Securities & Research, Inc., as of December 31, 2002, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

P.M.K. Securities & Research, Inc.

John M. Murphy, President

Sworn to and subscribed before me this
28 day of February, 2003.

(Signature of Notary Public)

NOTARY PUBLIC STATE OF FLORIDA
KENNETH S. RUBIN
MY COMMISSION # DD 120149
EXPIRES: July 4, 2006
Bonded Thru Budget Notary Services

Personally known: ✓

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Consolidated Statement of Financial Condition.
- x (c) Consolidated Statement of Income.
- x (d) Consolidated Statement of Cash Flows.
- x (e) Consolidated Statement of Changes in Stockholders' Equity.
- ___ (f) Consolidated Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- x (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- ___ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

The Board of Directors
P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

We have audited the accompanying consolidated statement of financial condition of P.M.K. Securities & Research, Inc. and Subsidiary (the "Company") at December 31, 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Fort Lauderdale, Florida
February 3, 2003

4901 Northwest 17th Way, Suite 306, Fort Lauderdale, Florida 33309, (954) 772-3039
Member of American Institute of Certified Public Accountants SEC Practice Section

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Financial Condition

At December 31, 2002

Assets	
Cash	$ 214,322
Securities owned	12,450
Receivable from clearing organization	562,968
Broker receivable	2,255
Accounts receivable	44,879
Prepaid expenses	23,118
Refundable deposits	11,875
Total	$ 871,867
Liabilities and Stockholders' Equity	
Liabilities-	
Accounts payable and accrued expenses	370,807
Stockholders' equity:	
Common stock, $.01 par value; authorized 10,000 shares, 510 issued and outstanding	5
Additional paid-in capital	53,995
Retained earnings	447,060
Total stockholders' equity	501,060
Total	$ 871,867

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Income

Year Ended December 31, 2002

Revenues:	
Commissions	$ 1,471,516
Principal transactions	546,202
Management fee income	244,842
Interest income	5,064
Other	311,621
Total revenues	2,579,245
Expenses:	
Commissions	1,102,979
Clearing organization fees	349,653
Compensation and employee benefits	337,839
Professional fees	271,575
Write down on securities owned	123,828
Equipment rental and quotation services	89,933
Rent expense	76,858
Communications	41,218
Other	170,117
Total expenses	2,564,000
Net income	$ 15,245

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Changes in Stockholders' Equity

Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2001	$ 5	53,995	631,815	685,815
Cash dividends	-	-	(200,000)	(200,000)
Net income	—	-	15,245	15,245
Balance at December 31, 2002	$ 5	53,995	447,060	501,060

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC.

Consolidated Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 15,245
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in securities owned	125,850
Increase in receivable from clearing organization	(216,396)
Decrease in broker receivable	2,051
Decrease in accounts receivable	49,625
Increase in prepaid expenses and refundable deposits	(19,007)
Increase in accounts payable and accrued expenses	312,317
Net cash provided by operating activities	269,685
Cash flows from financing activity-	
Cash dividends paid	(200,000)
Net increase in cash	69,685
Cash at beginning of year	144,637
Cash at end of year	$ 214,322

See accompanying Notes to Consolidated Financial Statements.

P.M.K. SECURITIES & RESEARCH, INC.

Notes to Consolidated Financial Statements

December 31, 2002 and the Year Then Ended

(1) Summary of Significant Accounting Policies

General. P.M.K. Securities & Research, Inc. (the "PMK Securities") is a fully-disclosed securities broker/dealer located in Delray Beach, Florida. P.M.K. Capital Advisors, Inc. (the "Capital Advisors") is a wholly-owned subsidiary of the PMK Securities (collectively they are referred as the "Company"). The Company provides securities brokerage and advisory services to customers primarily in the Southeastern United States. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of PMK Securities and the Capital Advisors. All significant intercompany accounts and transactions have been eliminated in consolidation.

Securities Transactions. Income and expenses related to securities transactions are recorded on a settlement date basis, which does not vary materially from a trade date basis. Securities owned are carried at market value. In cases where there is no readily available market price the fair value is determined in good faith by management.

Advisory Services. Income from advisory services is recorded when it is earned.

Depreciation and Amortization. Depreciation and amortization has been provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes. The Company's shareholders have elected for the Company to be treated as an S-Corporation. The subsidiary has elected to be treated as a qualified subsidiary of the Company. For federal and state income tax purposes all items of income and expense flow through to its stockholders. Therefore no provision for income taxes has been reflected in these financial statements.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of money-market accounts which are held by the clearing organization.

(continued)

(3) Securities Owned

Securities owned consist of investment securities at estimated fair values determined by management and are as follows:

	At December 31, 2002
Corporate equities -	
Not readily marketable, at estimated fair value	$ 12,450

(4) Furniture and Equipment

A summary of furniture and equipment is as follows:

	At December 31, 2002
Furniture and office equipment	$ 53,370
Less accumulated depreciation and amortization	(53,370)
Furniture and equipment, net	$ -

The Company leases its office facilities under an operating lease agreement. The lease contains a provision for annual rent adjustments based on the consumer price index. Rent expense totaled $76,858 for the year ended December 31, 2002. At December 31, 2002, approximate future minimum annual rental payments under the noncancellable extension period are as follows:

Year Ending December 31,	
2003	$ 76,721
2004	12,969
	$ 89,690

(5) Profit Sharing Plan

The Company offers a Section 401(k) Profit Sharing Plan, which is available for employees who have completed one year of service and have attained age twenty-one. The Company made no contribution to the Plan in 2002.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness must not exceed net capital, as those terms are defined, by a ratio of more than 15 to 1. At December 31, 2002 the Company's minimum net capital requirement was $50,000. The Company's net capital computed on an unconsolidated basis and in accordance with the Rule of the Commission amounted to $288,344 and the ratio of aggregate indebtedness to net capital was 1.22 to 1.

(7) Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of the amount receivable from its clearing organization.

(continued)

(8) Consolidating Statement of Financial Condition

The following is a consolidating statement of condition at December 31, 2002:

	P.M.K Securities Research, Inc.	P.M.K. Capital Advisors	Eliminations	Consolidated
Cash	$ 98,560	115,762	-	214,322
Securities owned	12,450	-	-	12,450
Receivable from clearing organization	562,968	-	-	562,968
Broker receivable	2,255	-	-	2,255
Accounts receivable	41,201	3,678	-	44,879
Investment in subsidiary	95,940	-	(95,940) [a]	-
Advance to subsidiary	4,750	-	(4,750) [b]	-
Prepaid expenses	23,118	-	-	23,118
Refundable deposits	11,875	-	-	11,875
Total	853,117	119,440	(100,690)	871,867
Accounts payable and accrued expenses	352,057	23,500	(4,750) [b]	370,807
Total liabilities	352,057	23,500	(4,750)	370,807
Common stock	5	1	(1) [a]	5
Additional paid-in capital	53,995	4,999	(4,999) [a]	53,995
Retained earnings	447,060	90,940	(90,940) [a]	447,060
Total stockholders' equity	501,060	95,940	(95,940)	501,060
Total	$ 853,117	119,440	(100,690)	871,867

(a) To eliminate investment in subsidiary

(b) To eliminate advance to/from subsidiary

Schedule I

P.M.K. SECURITIES & RESEARCH, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

NET CAPITAL	
Total stockholders' equity	$ 501,060
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	501,060
Deductions and/or charges -	
Nonallowable assets:	
Receivable from brokers or dealers	8,058
Receivables from noncustomers	48,206
Securities not readily marketable	12,450
Investment in subsidiary	95,940
Other assets	34,993
Total nonallowable assets	199,647
Net capital before haircuts on securities positions	301,413
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1)	
Other securities	13,069
Net capital	$ 288,344
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (based on aggregate indebtedness)	$ 23,470
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess net capital	$ 238,344
AGGREGATE INDEBTEDNESS	
Item included in statement of financial condition:	
Total A.I. Liabilities from Statement of Financial Condition	$ 352,057
Ratio aggregate indebtedness to net capital	1.22

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1 included in amended Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

(continued)

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

February 3, 2003

Board of Directors
P.M.K. Securities & Research, Inc.
Delray Beach, Florida:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of P.M.K. Securities & Research, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining the internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

4901 Northwest 17th Way, Suite 306, Fort Lauderdale, Florida 33309, (954) 772-3039
Member of American Institute of Certified Public Accountants SEC Practice Section

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

Harlan, Johnson & Smith PC